Nathaniel August
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

March 2, 2011

The Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, NH 03833

Dear Sirs:

We continue to reach out to you in the genuine desire to enter into a productive dialogue, yet our letters and phone calls, including two calls this week alone, continue to go unreturned. Based on conversations I have had this week, I believe my frustrations are shared by many other stockholders. On Monday, February 28, I received a call from Jeffrey Ferrell of Athyrium Capital Management (“Athyrium”) who not only expressed his frustration with management’s lack of responsiveness during the buyout, but also with the lack of response to Athyrium’s apparently numerous offers to finance a standalone dividend recapitalization of CPEX Pharmaceuticals, Inc. (“CPEX” or the “Company”). Specifically, when I asked him whether he would be willing to fund the full $64 million of financing being obtained by CPEX in its proposed merger with FCB I (the “Merger”), in order to instead pay a special dividend, he replied “in a heartbeat.”  In fact, he told me that he has made this offer “several times” to the Company but has never received a response. Our initial analysis suggests that this alternative is clearly superior to the current $27.25 being offered in the Merger, as it would provide stockholders with a larger upfront payment and with an ongoing participation in Testim through the residual equity of CPEX. The payout to stockholders would be as follows:

On Fully Diluted Shares		On Basic Shares Outstanding
Financing Available from Athyrium	64.0	Financing Available from Athyrium	64.0
Estimated Cash on Balance Sheet at 6/30/11	25.0	Estimated Cash on Balance Sheet at 6/30/11	25.0
Options Proceeds	4.7	Available for Special Dividend	89.0
Available for Special Dividend	93.7

Diluted Shares Outstanding	3.0	Basic Shares Outstanding	2.6

Dividend per Share	$31.42	Dividend per Share	$34.01

Total Consideration to Stockholders: $31-34 per share in cash dividend plus continued ownership of residual equity

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418 | fax 646.652.5399 | info@mangrovepartners.com

This fact pattern appears to directly contradict CPEX’s proxy statement which asserts on page 28 that the Board “considered…the possible alternatives to the Merger (including the Recapitalization) [and] the range of possible benefits and risks to our stockholders.” How could an alternative that gives stockholders both more cash at closing and ownership of the residual equity interest possibly be a worse outcome than the Merger? I continue to question whether the Board has ever seriously contemplated a standalone option. By not considering this option, the Board has done a disservice to stockholders, which has resulted in a bid that undervalues the Company. Subsequent to my conversation with Mr. Ferrell, another of CPEX’s large stockholders called me and told me that he had a nearly identical conversation with Athyrium. Admittedly, this option would not result in the substantial change of control payments management will receive in connection with the Merger. It would be a true shame if these change of control payments caused management’s apparent preference for a merger.

While  a dividend recapitalization plan is only one of many alternatives that could maximize value for stockholders, and there are others that we have proposed that could be even better, the results of a dividend recapitalization – $31-34 per share in cash plus the retention of the residual equity in CPEX – is a clearly superior outcome for stockholders.

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418 | fax 646.652.5399 | info@mangrovepartners.com

In response to inquiries from fellow stockholders, we would like to expand our commentary on the DCF analysis in the fairness opinion. Importantly, the blended discount rate on the forecast cash flows of the entire company is higher than any of the individual discount rates being used. This is the result of using a high discount rate on inflows and a low discount rate on outflows. For instance, using the midpoint discount rates in CPEX’s proxy for revenues and expenses of 17.5% and 7.5%, respectively, results in an average discount rate used on the free cash flow produced by the enterprise in the low-20s percent range. This analysis is attached hereto and it is also available on our website at www.cpexripoff.com.  While we believe this methodology greatly exaggerates the actual cost of capital for CPEX, the analysis becomes indisputably erroneous once the conservative case for discount rates in the proxy is used: 20% on revenues and 5% for costs. In this case, the use of separate discount rates actually causes the present value of costs in the distant years to be higher than the present value of the revenues, the result of which is that positive cash flows are included at negative values. This analysis is attached hereto and it is also available on our website at www.cpexripoff.com. The poorly constructed analytical framework used in the fairness opinion causes me to question what other mistakes your advisors may have made while trying to sell CPEX.

We continue to believe that the proposed acquisition of CPEX at $27.25 is not in the best interest of stockholders and we intend to vote against the Merger.

Sincerely,

/s/ Nathaniel August
Nathaniel August

Enclosures

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418 | fax 646.652.5399 | info@mangrovepartners.com

CPEX Pharmaceuticals
Analysis of RBC DCF Methodology
Mid-Point Discount Rates

	Company Forecasts			Mangrove Extrapolation from Company Forecast Description
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Testim Sales	27.1	29.8	31.3	31.9	32.6	33.2	31.6	30.0	28.5	27.1	25.7	24.4	23.2	22.0
Taxes at 40%	(10.8)	(11.9)	(12.5)	(12.8)	(13.0)	(13.3)	(12.6)	(12.0)	(11.4)	(10.8)	(10.3)	(9.8)	(9.3)	(8.8)
Cash Flow from Testim (a)	16.3	17.9	18.8	19.2	19.5	19.9	18.9	18.0	17.1	16.2	15.4	14.7	13.9	13.2

Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Discount Rate	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%	17.5%
Discount Factor	92%	79%	67%	57%	48%	41%	35%	30%	25%	22%	18%	16%	13%	11%

Present Value of Testim Post-Tax Revenue (b)	15.0	14.0	12.5	10.9	9.5	8.2	6.6	5.4	4.3	3.5	2.8	2.3	1.9	1.5

G&A Expenses	(6.1)	(4.5)	(4.6)	(4.7)	(4.8)	(4.9)	(5.0)	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)	(5.6)	(5.7)
Taxes at 40%	2.4	1.8	1.8	1.9	1.9	2.0	2.0	2.0	2.1	2.1	2.2	2.2	2.2	2.3
Cash Flow from G&A (c )	(3.7)	(2.7)	(2.8)	(2.8)	(2.9)	(2.9)	(3.0)	(3.0)	(3.1)	(3.2)	(3.2)	(3.3)	(3.4)	(3.4)

Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Discount Rate	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Discount Factor	96%	90%	83%	78%	72%	67%	62%	58%	54%	50%	47%	44%	40%	38%

Present Value of G&A Post-Tax Expenses (d)	(3.5)	(2.4)	(2.3)	(2.2)	(2.1)	(2.0)	(1.9)	(1.8)	(1.7)	(1.6)	(1.5)	(1.4)	(1.4)	(1.3)

Combined Present Values (b+d)	11.5	11.6	10.2	8.7	7.4	6.2	4.8	3.6	2.7	1.9	1.3	0.9	0.5	0.2
Combined Undiscounted Cash Flows (a+c)	12.6	15.2	16.0	16.3	16.7	17.0	15.9	14.9	14.0	13.1	12.2	11.4	10.6	9.8
PV / Undiscounted Cash Flows ((b+d)/(a+c))	91%	77%	64%	53%	44%	37%	30%	24%	19%	15%	11%	8%	5%	2%
Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Implied Combined Discount Rate	20.7%	19.5%	19.6%	19.7%	19.8%	20.0%	20.4%	20.9%	21.6%	22.4%	23.6%	25.2%	27.8%	33.1%

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CPEX Pharmaceuticals
Analysis of RBC DCF Methodology
Conservative Case Discount Rates

	Company Forecasts			Mangrove Extrapolation from Company Forecast Description
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024

Testim Sales	27.1	29.8	31.3	31.9	32.6	33.2	31.6	30.0	28.5	27.1	25.7	24.4	23.2	22.0
Taxes at 40%	(10.8)	(11.9)	(12.5)	(12.8)	(13.0)	(13.3)	(12.6)	(12.0)	(11.4)	(10.8)	(10.3)	(9.8)	(9.3)	(8.8)
Cash Flow from Testim (a)	16.3	17.9	18.8	19.2	19.5	19.9	18.9	18.0	17.1	16.2	15.4	14.7	13.9	13.2

Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Discount Rate	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%	20.0%
Discount Factor	91%	76%	63%	53%	44%	37%	31%	25%	21%	18%	15%	12%	10%	9%

Present Value of Testim Post-Tax Revenue (b)	14.9	13.6	11.9	10.1	8.6	7.3	5.8	4.6	3.6	2.9	2.3	1.8	1.4	1.1

G&A Expenses	(6.1)	(4.5)	(4.6)	(4.7)	(4.8)	(4.9)	(5.0)	(5.1)	(5.2)	(5.3)	(5.4)	(5.5)	(5.6)	(5.7)
Taxes at 40%	2.4	1.8	1.8	1.9	1.9	2.0	2.0	2.0	2.1	2.1	2.2	2.2	2.2	2.3
Cash Flow from G&A (c )	(3.7)	(2.7)	(2.8)	(2.8)	(2.9)	(2.9)	(3.0)	(3.0)	(3.1)	(3.2)	(3.2)	(3.3)	(3.4)	(3.4)

Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Discount Rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Discount Factor	98%	93%	89%	84%	80%	76%	73%	69%	66%	63%	60%	57%	54%	52%

Present Value of G&A Post-Tax Expenses (d)	(3.6)	(2.5)	(2.4)	(2.4)	(2.3)	(2.2)	(2.2)	(2.1)	(2.1)	(2.0)	(1.9)	(1.9)	(1.8)	(1.8)

Combined Present Values (b+d)	11.3	11.1	9.5	7.7	6.3	5.1	3.6	2.5	1.6	0.9	0.3	(0.1)	(0.4)	(0.6)
Combined Undiscounted Cash Flows (a+c)	12.6	15.2	16.0	16.3	16.7	17.0	15.9	14.9	14.0	13.1	12.2	11.4	10.6	9.8
PV / Undiscounted Cash Flows ((b+d)/(a+c))	89%	73%	59%	47%	38%	30%	23%	17%	11%	7%	3%	-1%	-4%	-7%
Average Years Outstanding	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.5	11.5	12.5	13.5
Implied Combined Discount Rate	25.0%	23.3%	23.4%	23.8%	24.2%	24.6%	25.7%	27.1%	29.3%	32.9%	40.8%	#NUM!	#NUM!	#NUM!

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